S P AGENCY INC
ATTN: Bill Katz
4500 COOPER RD SUITE 100
CINCINNATI, OH 45242

INSURED: THE CUTLER TRUST
PRODUCT: *DFIBond*
POLICY NO: 82124364
TRANSACTION: RENL

Chubb Group of Insurance Companies

202B Hall's Mill Road

Whitehouse Station, NJ 08889

NAME OF ASSURED (including its
Subsidiaries):

THE CUTLER TRUST

C/O ULTIMUS FUND SOLUTIONS, LLC 225 PICTORIA DRIVE SUITE450

CINCINNATI,
OH   45246

46204-
1927

**DECLARATIONS
FINANCIAL INSTITUTION**

INVESTMENT

COMPANY ASSET

PROTECTION BOND

Bond Number: 82124364

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the
COMPANY

Capital Center, 251 North Illinois, Suite
1100Indianapolis, IN

ITEM 1. BOND PERIOD: from   12:01 a.m.
                                          on September 1, 2020
                                            12:01 a.m.
                             to   on September 1, 2021

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any**
loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 600,000	$ 25,000
2. On Premises	$ 600,000	$ 25,000
3. In Transit	$ 600,000	$ 25,000
4. Forgery or Alteration	$ 600,000	$ 25,000
5. Extended Forgery	$ 600,000	$ 25,000
6. Counterfeit Money	$ 600,000	$ 25,000
7. Threats to Person	$ 600,000	$ 25,000

8. Computer System	$	600,000 $	25,000
9. Voice Initiated Funds			
Transfer Instruction	$	600,000 $	25,000
Uncollectible Items of			
10. Deposit	$	600,000 $	25,000
11. Audit Expense	$	600,000 $	25,000

THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
ITEM 3. FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY
HEREWITH:

1-3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

_____
Secretary

_____
President

Countersigned by _____ September 8, 2020 _____

_____
Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance

on the APPLICATION and all other statements made and information furnished to the

COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this

Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED

for:

Insuring Clauses

Employee

1. Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

   a. in an armored motor vehicle, including loading and unloading thereof,

   b. in the custody of a natural person acting as a messenger of the ASSURED, or

   c. in the custody of a **Transportation Company** and being transported in a

conveyance other than an armored motor vehicle provided, however, that

covered **Property** transported in such manner is limited to the following:

(1) written records,

(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of
such **Property** by the natural person or **Transportation Company** and ends
immediately on delivery to the premises of the addressee or to any representative
of the addressee located anywhere.

Insuring Clauses

(continued)

Forgery Or Alteration

4 . Loss resulting directly from:

a. **Forgery** on, or fraudulent material alteration of, any bills of exchange,

checks, drafts, acceptances, certificates of deposits, promissory notes, due

bills, money orders, orders upon public treasuries, letters of credit, other

written promises, orders or directions to pay sums certain in money, or

receipts for the withdrawal of **Property**, or

b. transferring, paying or delivering any funds or other **Property**, or establishing

any credit or giving any value in reliance on any written instructions, advices

or applications directed to the ASSURED authorizing or acknowledging the

transfer, payment, delivery or receipt of funds or other **Property**, which

instructions, advices or applications fraudulently purport to bear the

handwritten signature of any customer of the ASSURED, or shareholder or

subscriber to shares of an **Investment Company**, or of any financial

institution or **Employee** but which instructions, advices or applications either

bear a **Forgery** or have been fraudulently materially altered without the

knowledge and consent of such customer, shareholder, subscriber, financial

institution or **Employee**;

excluding, however, under this INSURING CLAUSE any loss covered under

INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING

CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile

signature is treated the same as a handwritten signature.

Extended Forgery 5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

(1) bear a **Forgery** or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be **Counterfeit**, or

b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery *(continued)*		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person	7.	Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender

of such **Property**:

a. the **Employee** who receives the threat has made a reasonable effort to
notify an officer of the ASSURED who is not involved in such threat, and

b. the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities
and other tangible personal property in which such **Employee** has a legal or
equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Insuring Clauses

(continued)

Voice Initiated Funds

Transfer Instruction

9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

 a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

 b. made by a person purporting to be a **Customer**, and

 c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of

Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

 a. redemptions or withdrawals to be permitted,

 b. shares to be issued, or

 c. dividends to be paid,

from an account of an **Investment Company**.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the

APPLICATION before permitting any redemptions or withdrawals, issuing any

shares or paying any dividends with respect to such **Items of Deposit**. **Items of Deposit** shall not be deemed uncollectible until the ASSURED'S

standard collection procedures have failed.

Audit Expense   11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory

organization to be conducted by such authority, organization or their appointee by

reason of the discovery of loss sustained by the ASSURED and covered by this

Bond.

***General
Agreements***

Additional Companies   A.   If more than one corporation, or **Investment Company**, or any combination of

Included As Assured   them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses
sustained by any one or more or all of them shall not exceed the limit for
which the COMPANY would be liable under this Bond if all such loss were
sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the
others for all purposes under this Bond, including but not limited to the giving
or receiving of any notice or proof required to be given and for the purpose of
effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each **Investment Company** with a copy of the
Bond and with any amendment thereto, together with a copy of each formal
filing of claim by any other named ASSURED and notification of the terms of
the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any
payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee,
officer or supervisory employee of any ASSURED shall constitute knowledge
or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter
be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By B. The ASSURED represents that all information it has furnished in the
APPLICATION for this Bond or otherwise is complete, true and correct.
Assured Such

APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any
fact or

circumstance which materially affects the risk assumed by the COMPANY
under

this Bond.

Any intentional misrepresentation, omission, concealment or incorrect
statement of

a material fact, in the APPLICATION or otherwise, shall be grounds for
recision of

this Bond.

General Agreements

(continued)

Additional Offices Or Employees - Consolidation,

Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -

Notice To Company

D. When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any

loss involving a transferee, to be effective on the date of such change in control.

Court Costs And

Attorneys' Fees

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

General Agreements

Court Costs And

Attorneys' Fees

(continued)

(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF

LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING

CLAUSE bears to the total of the amount demanded in such suit or legal

proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the

DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

2.   of the DECLARATIONS for the applicable INSURING CLAUSE, the

COMPANY'S liability for court costs and attorney's fees incurred in defending all or

part of such suit or legal proceedings shall be limited to the proportion of such

court costs or attorney's fees that the amount demanded that would be payable

under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total

amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in

addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions and Limitations

Definitions

1. As used in this Bond:

   a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

   b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

   c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

   d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

   e. **Employee** means:

      (1) an officer of the ASSURED,

      (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such

service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such
attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform
employee duties for the ASSURED under the ASSURED'S supervision
at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts
within the scope of the customary and usual duties of any officer or
other employee of the ASSURED or while acting as a member of any
committee duly elected or appointed to examine or audit or have
custody of or access to **Property** of the ASSURED, or

Conditions and
Limitations

<table>
<tr><td>*Definitions*</td><td>(8)</td><td>each natural person, partnership or corporation authorized by written</td></tr>
<tr><td></td><td></td><td>agreement with the ASSURED to perform services as electronic data</td></tr>
<tr><td>*(continued)*</td><td></td><td>processor of checks or other accounting records related to such checks but</td></tr>
<tr><td></td><td></td><td>only while such person, partnership or corporation is actually performing</td></tr>
<tr><td></td><td></td><td>such services and not:</td></tr>
</table>

    a.   creating, preparing, modifying or maintaining the ASSURED'S

       computer software or programs, or

       acting as transfer agent or in any other agency capacity in
b.   issuing

        checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter

(distributor), a transfer agent or shareholder accounting recordkeeper, or an

administrator, for an **Investment Company** while performing acts coming

within the scope of the customary and usual duties of an officer or employee

of an **Investment Company** or acting as a member of any committee duly

elected or appointed to examine, audit or have custody of or access to

Property of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a

transfer agent, shareholder accounting recordkeeper or administrator:

       which is not an "affiliated person" (as defined in Section 2(a) of
a.   the

       Investment Company Act of 1940) of an **Investment Company**
        or of

        the investment advisor or underwriter (distributor) of such
         Investment

Company, or

b.   which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees**.

Conditions and Limitations

Definitions *(continued)*	f.	**Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.
	g.	**Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
	h.	**Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.
	i.	**Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.
	j.	**Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance

policies, deeds, mortgages on real estate and/or upon chattels and interests

therein; assignments of such policies, deeds or mortgages; other valuable

papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data

processing records); and, all other instruments similar to or in the nature of

the foregoing in which the ASSURED acquired an interest at the time of the

ASSURED'S consolidation or merger with, or purchase of the principal

assets of, a predecessor or which are held by the ASSURED for any

purpose or in any capacity and whether so held gratuitously or not and

whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED

and any unmarried child supported wholly by, or living in the home of, such

Employee or partner and being related to them by blood, marriage or legal

guardianship.

l. **Securities, documents or other written instruments** means original

(including original counterparts) negotiable or non-negotiable instruments, or

assignments thereof, which in and of themselves represent an equitable

interest, ownership, or debt and which are in the ordinary course of business

transferable by delivery of such instruments with any necessary

endorsements or assignments.

Conditions and Limitations

Definitions

(continued)

m. **Subsidiary** means any organization that, at the inception date of this Bond,

is named in the APPLICATION or is created during the BOND PERIOD and

of which more than fifty percent (50%) of the outstanding securities or voting

rights representing the present right to vote for election of directors is owned

or controlled by the ASSURED either directly or through one or more of its

subsidiaries.

n. **Transportation Company** means any organization which provides its own

or its leased vehicles for transportation or which provides freight forwarding

or air express services.

o. **Voice Initiated Election** means any election concerning dividend options

available to **Investment Company** shareholders or subscribers which is

requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an

Investment Company which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated**

Redemption or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the

plural includes the singular, unless otherwise indicated.

General Exclusions -

Applicable to All Insuring Clauses

2. **This bond does not directly or indirectly cover:**

a. loss not reported to the COMPANY in writing within sixty (60) days after

termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and

Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs

in transit in the circumstances recited in INSURING CLAUSE 3., provided

that when such transit was initiated there was no knowledge on the part of

any person acting for the ASSURED of such riot, civil commotion, military,

naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends

not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except

compensatory damages, but not multiples thereof, arising from a loss

covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the

existence of or amount of loss under this Bond, except to the extent covered

under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

General Exclusions -

Applicable to All Insuring Clauses

(continued)

h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

(1) of any law regulating:

a. the issuance, purchase or sale of securities, securities transactions on security or commodity

b. exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j. loss of confidential information, material or data;

k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring

Clauses Except Insuring

Clause 1.

3. **This Bond does not directly or indirectly cover:**

a. loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further

that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or **Property** of the ASSURED;

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d. loss involving **Items of Deposit** which are not finally paid for any reason

provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e. loss of property while in the mail;

Conditions and Limitations

f. loss resulting from the failure for any reason of a financial or depository

institution, its receiver or other liquidator to pay or deliver funds or other

Property to the ASSURED provided further that this Section 3.f. shall not

apply to loss of **Property** resulting directly from robbery, burglary,

misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the

ASSURED.

g. loss of **Property** while in the custody of a **Transportation Company**,

provided however, that this Section 3.g. shall not apply to INSURING

CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with

authorized access to a **Computer System** who acts in good faith on

instructions, unless such instructions are given to that person by a software

contractor or its partner, officer, or employee authorized by the ASSURED to

design, develop, prepare, supply, service, write or implement programs for

the ASSURED's **Computer System**; or

i. loss resulting directly or indirectly from the input of data into a **Computer**

System terminal, either on the premises of the customer of the ASSURED

or under the control of such a customer, by a customer or other person who

had authorized access to the customer's authentication mechanism.

This bond does not directly or indirectly cover:

4.
a. loss resulting from the complete or partial non-payment of or default on any

loan whether such loan was procured in good faith or through trick, artifice,

Clauses 1., 4., And 5.

fraud or false pretenses; provided, however, this Section 4.a. shall not apply

to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not

apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-

Reduction And Non-

Accumulation Of Liability

5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY

under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no

   Employee is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c. all acts, other than those specified in a. above, of any one person, or

Conditions and Limitations

Limit Of Liability/Non-

Reduction And Non-

Accumulation Of Liability

(continued)

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
the total amount of such loss or losses and shall not be cumulative in amounts
from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i. directly or indirectly aid in any way wrongful acts of any other person or
persons, or

ii. permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful
acts of the person so aided, and whether such acts are committed with or without
the intent to aid such other person, shall be deemed to be one loss with the
wrongful acts of all persons so aided.

Discovery

6. This Bond applies only to loss first discovered by an officer of the ASSURED
during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond,
or

b. an actual or potential claim in which it is alleged that the ASSURED is liable
to a third party,

regardless of when the act or acts causing or contributing to such loss occurred,

even though the amount of loss does not exceed the applicable DEDUCTIBLE

AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -
Proof - Legal
Proceedings
Against Company

7. a. The ASSURED shall give the COMPANY notice thereof at the earliest
practicable moment, not to exceed sixty (60) days after discovery of loss, in
an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to,
with full particulars within six (6) months after such discovery.

c. Securities listed in a proof of loss shall be identified by certificate or bond
numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be
brought prior to the expiration of sixty (60) days after the proof of loss is filed
with the COMPANY or after the expiration of twenty-four (24) months from
the discovery of such loss.

e. This Bond affords coverage only in favor of the ASSURED. No claim, suit,
action or legal proceedings shall be brought under this Bond by anyone
other than the ASSURED.

Notice To Company - *Proof - Legal* *Proceedings* *Against Company* *(continued)*	f. Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall include electronic recordings of such instructions.

Deductible Amount	8.	The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

Valuation	9.	**BOOKS OF ACCOUNT OR OTHER RECORDS** The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records

used by the ASSURED in the conduct of its business, for which a claim is made

shall be determined by the average market value of such **Property** on the

business day immediately preceding discovery of such loss provided, however,

that the value of any **Property** replaced by the ASSURED with the consent of the

COMPANY and prior to the settlement of any claim for such **Property** shall be the

actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the

production of which is necessary to the exercise of subscription, conversion,

redemption or deposit privileges, the value of them shall be the market value of

such privileges immediately preceding their expiration if said loss is not discovered

until after their expiration. If no market price is quoted for such **Property** or for

such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual

cash value or the cost of repairing or replacing such **Property** with **Property** of

like quality and value, whichever is less.

Securities Settlement 10. In the event of a loss of securities covered under this Bond, the COMPANY may,
at its sole discretion, purchase replacement securities, tender the value of the
securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section
against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

a.   for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.   for securities having a value in excess of the DEDUCTIBLE AMOUNT but
within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

c.   for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of
the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, Valuation, regardless of the value of such securities at the time the loss
under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of
securities which is not covered by this Bond; however, the COMPANY may do so
as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the

Company's indemnity as set forth in Section 10.a., b., and c. No portion of the

LIMIT OF LIABILITY shall be used as payment of premium for any indemnity

purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – 11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to
	all of the ASSURED'S rights of recovery against any person or entity to the extent
Recovery	
	of such payment. On request, the ASSURED shall deliver to the COMPANY an
	assignment of the ASSURED'S rights, title and interest and causes of action
	against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be

applied net of the expense of such recovery in the following order:

a.   first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.   second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c.   third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

Conditions and Limitations

Subrogation - Assignment –

Recovery

(continued)

d.   fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a

recovery under this section.

Cooperation Of Assured   12.   At the COMPANY'S request and at reasonable times and places designated by

the COMPANY, the ASSURED shall:

a.   submit to examination by the COMPANY and subscribe to the same under

oath,

b.   produce for the COMPANY'S examination all pertinent records, and

c.   cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the

COMPANY the rights and causes of action provided for under this Bond. The

ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination   13.   If the Bond is for a sole ASSURED, it shall not be terminated unless written notice

shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60)

days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice

shall have been given by the acting party to the affected party, and by the

COMPANY to all ASSURED **Investment Companies** and to the Securities and

Exchange Commission, Washington, D.C., not less than sixty (60) days prior to

the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment**

Company:

a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in

accordance with the standard short rate cancellation tables if terminated by the

ASSURED or pro rata if terminated for any other reason.

Conditions and Limitations

Termination

(continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act

committed by such **Employee** at any time, whether in the employment of the

ASSURED or otherwise, whether or not such act is of the type covered under this

Bond, and whether against the ASSURED or any other person or entity, the

ASSURED:

a.   shall immediately remove such **Employee** from a position that would enable

such **Employee** to cause the ASSURED to suffer a loss covered by this

Bond; and

b.   within forty-eight (48) hours of learning that an **Employee** has committed

any dishonest act, shall notify the COMPANY, of such action and provide full

particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60)

days after written notice is received by each ASSURED **Investment Company**

and the Securities and Exchange Commission, Washington, D.C. of its desire to

terminate this Bond as to such **Employee**.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any valid and collectible

insurance, indemnity or suretyship obtained by or on behalf of:

a.   the ASSURED,

b.   a **Transportation Company**, or

c.   another entity on whose premises the loss occurred or which employed the

person causing the loss or engaged the messenger conveying the **Property**

involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond's
		construction, such limitation shall be deemed to be amended so as to equal the
		minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed
		or modified orally. No change in or modification of this Bond shall be effective
		except when made by written endorsement to this Bond signed by an authorized
		representative of the COMPANY.
		If this Bond is for a sole ASSURED, no change or modification which would
		adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
		days after written notice has been furnished to the Securities and Exchange
		Commission, Washington, D.C., by the acting party.

Conditions And Limitations

Change or Modification

(continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

IMPORTANT NOTICE TO POLICYHOLDERS

      All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

      Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), accordin g to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Effective date of
this endorsement/rider: September 1, 2020   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and

form a part of Policy No. 82124364

Issued to: THE CUTLER TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or
regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and
conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

14-02-9228 (2/2010)

Page 1

Effective date of
this endorsement/rider: September 1, 2020   **FEDERAL INSURANCE COMPANY**

                                                Endorsement/Rider No.   2

                                                To be attached to and

                                                form a part of Bond No.   82124364

Issued to: The Cutler Trust

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional

Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To

Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940

("the Act"), due to:

(i) the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase

    or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional

premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms

and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

14-02-14098 (04/2008)

Effective date of
this endorsement/rider: September 1, 2020

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   3

To be attached to and

form a part of Bond No.   82124364

Issued to: THE CUTLER TRUST

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

17-02-2437 (12/2006) rev.

Page 1

CERTIFIED RESOLUTIONS

I, Tiffany R. Franklin, Assistant Secretary of The Cutler Trust (the "Trust"), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust, at a meeting of the Board held on August 26, 2020.

WHEREAS, the Trustees of the Trust, including a majority of the Independent Trustees, have reviewed the amount, type and form of coverage of the fidelity bond through Federal Insurance Company (the "Fidelity Bond"); and

WHEREAS, the amount of coverage under the Fidelity Bond is $600,000, being at least equal to the minimum amount of bond required by Rule 17g-1 promulgated under the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the amount, type and form of coverage of the Fidelity Bond are reasonable and the Fidelity Bond be, and it hereby is, approved for the term beginning September 1, 2020 and ending September 1, 2021; and

FURTHER RESOLVED, that the premium of $2,477 to be paid by the Trust under the Fidelity Bond for the term beginning September 1, 2020 and ending September 1, 2021 be, and it hereby is, approved; and

FURTHER RESOLVED, that the Secretary or an Assistant Secretary of the Trust be, and he or she hereby is, designated as the person who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all other actions deemed necessary or appropriate to effectuate these resolutions.

September 17, 2020   /s/ Tiffany R. Franklin
                                                     Tiffany R. Franklin
                                                     Assistant Secretary



The Cutler Trust

September 17, 2020

<u>FILED VIA EDGAR</u>

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: The Cutler Trust
             File No. 811-07242

Ladies and Gentlemen:

The Cutler Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the fidelity bond for the period September 1, 2020 to September 1, 2021 (the "Bond").

2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust.

Premiums have been paid through the policy period ending on September 1, 2021.

Please contact the undersigned at 513-587-3447 if you have any questions concerning this filing.

Very truly yours,

/s/ Tiffany R. Franklin

Tiffany R. Franklin
Assistant Secretary

Enclosure